Exhibit 3.3

AMENDMENT TO BYLAWS
OF
FIND THE WORLD INTERACTIVE, INC.

Adopted on December 3, 2009

The Bylaws of Find the World Interactive, Inc. are hereby amended by deleting Article II (Meetings of Stockholders), Section 11 in its entirety and substituting the following in lieu thereof:

"Section 11.

Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action by any provision of Delaware statutes, the meeting and vote of stockholders may be dispensed with if the holders of shares of the Corporation’s capital stock having not less than the minimum percentage of the vote required by statute for the proposed corporate action consent in writing, and provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent."